BLACKROCK MULTI-STATE MUNICIPAL SERIES TRUST

NEW YORK MUNICIPAL BOND FUND

FILE # 811-4375

ATTACHMENT 770

TRADE DATE	DESCRIPTION OF SECURITY	AMOUNT PURCHASED	ISSUE SIZE	LIST OF UNDERWRITERS
8/2/2006	Commonwealth of Puerto Rico	1,000,000	835,650,000	Morgan Stanley Goldman Sachs Banc of America Citigroup Global Markets J.P. Morgan Sec. Lehman Brothers Merrill Lynch Popular Securities Raymond James Ramirez & Co. Wachovia Bank UBS Securities